Peak Announces Consolidation of Shares

Montreal, Quebec--(Newsfile Corp. - July 27, 2020) - (NEWSFILE - July 27, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQB: PKKFF) ("Peak" or the "Company") today announced that effective July 29, 2020 all of the issued and outstanding common shares of the Company ("Common Shares") will be consolidated on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares (the "Consolidation").

The Consolidation is part of a broader marketing and re-branding initiative by management to put the Company in position to attract new investors and diversify its shareholder base.

Following the closing of the second tranche of the Company's pending private placement financing, the estimated 858,642,135 Common Shares that would have otherwise been issued and outstanding will be reduced to an estimated 85,864,213 Common Shares on a post-Consolidation basis.

The shareholders of the Company approved the Consolidation at a meeting held on May 23, 2019 and the directors of the Corporation approved the Consolidation ratio by written resolution dated June 11, 2020.

The Company's official name will remain unchanged until the next annual general meeting of shareholders. However, the Company will likely begin to do business under a new registered name between now and then as part of its re-branding strategy.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics, and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:
This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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